UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-36430

Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Resignation of a Director

Mr. Frank Lin, a director of Tuniu Corporation (the “Company”), has resigned from the board of directors of the Company (the “Board”) and as a member of the nominating and corporate governance committee of the Board due to personal reasons, effective June 11, 2025. Mr. Lin’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

The Board is evaluating the appointment of another independent director to fill the vacancy on the nominating and corporate governance committee of the Board created by Mr. Lin’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: June 12, 2025